                                                                     November 20, 2024

BY EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631
Attn:	Blaise Rhodes
Rufus Decker

Re:	FTAI Aviation Ltd.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-K filed July 24, 2024
File No. 001-37386

Dear Messrs. Rhodes and Decker:

FTAI Aviation Ltd. (the “Company”) confirms that it has received the letter dated November 5, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Forms 10-K and 8-K. The Company respectfully requests an extension and expects to respond to the comments in the Comment Letter on or before November 27, 2024.

Please contact me if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Eun (Angela) Nam

cc:	BoHee Yoon, FTAI Aviation Ltd.
Michael J. Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP